---------------------                                                -----------
CUSIP No. 21868Q 10 9                                                Page 1 of 9
---------------------                                                -----------

                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                 Amendment No.3

                                Corel Corporation
                                -----------------
                                (Name of Issuer)

                      Common Shares, no par value per share
                      -------------------------------------
                         (Title of Class of Securities)

                                   21868Q 10 9
                                 --------------
                                 (CUSIP Number)

          Vector Capital Partners II, L.L.C., Vector Capital II, L.P.,
                          Vector Member Fund II, L.P.,
           Vector Entrepreneur Fund II, L.P., Vector CC Holdings, SRL
                               c/o Vector Capital
                        456 Montgomery Street, 19th Floor
                         San Francisco, California 94104
                              Attn: Chris Nicholson

                                 with a copy to:
                                 Darren Sukonick
                                    Torys LLP
                         Suite 3000, Maritime Life Tower
                      P.O. Box 270, Toronto-Dominion Centre
                                Toronto, Ontario
                                     M5K 1N2
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 18, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                                -----------
CUSIP No. 21868Q 10 9                                                Page 2 of 9
---------------------                                                -----------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Vector Capital Partners II, L.L.C.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
                        -0-

                  --------------------------------------------------------------
                  8     SHARED VOTING POWER
                        22,890,000 common shares of the Issuer, comprised of 12,500,000 outstanding common shares and 10,390,000 common shares issuable upon the conversion of the remaining 10,390,000 Series A preferred shares of the Issuer.

   NUMBER OF            As of August 18, 2003, the Reporting Person is deemed to
    SHARES              own  12,500,000  common  shares  of the  Issuer  held by
 BENEFICIALLY           Vector CC Holdings, SRL. However, pursuant to Rule 13d-3
OWNED BY EACH           under the  Securities  Exchange Act of 1934, as amended,
  REPORTING             Vector CC  Holdings,  SRL may be deemed to  beneficially
 PERSON WITH            own 22,890,000 common shares of the Issuer, assuming the
                        conversion of the  remaining  10,390,000 of the Series A
                        preferred  shares of the  Issuer  acquired  by Vector CC
                        Holdings, SRL pursuant to the purchase agreement between
                        its  predecessor,   Vector  CC  Holdings,   L.L.C.,  and
                        Microsoft Licensing, Inc. dated March 7, 2003.

                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
                        -0-

                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        22,890,000 common shares of the Issuer assuming conversion of the remaining Series A preferred shares of the Issuer.

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,890,000 common shares of the Issuer assuming conversion of the remaining Series A preferred shares of the Issuer.

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.75% assuming conversion of the remaining 10,390,000 Series A preferred shares of the Issuer .

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                                -----------
CUSIP No. 21868Q 10 9                                                Page 3 of 9
---------------------                                                -----------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Vector Capital II, L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
                        -0-

                  --------------------------------------------------------------
                  8     SHARED VOTING POWER
                        22,890,000 common shares of the Issuer, comprised of 12,500,000 outstanding common shares and 10,390,000 common shares issuable upon the conversion of the remaining 10,390,000 Series A preferred shares of the Issuer.

   NUMBER OF            As of August 18, 2003, the Reporting Person is deemed to
    SHARES              own  12,500,000  common  shares  of the  Issuer  held by
 BENEFICIALLY           Vector CC Holdings, SRL. However, pursuant to Rule 13d-3
OWNED BY EACH           under the  Securities  Exchange Act of 1934, as amended,
  REPORTING             Vector CC  Holdings,  SRL may be deemed to  beneficially
 PERSON WITH            own 22,890,000 common shares of the Issuer, assuming the
                        conversion of the  remaining  10,390,000 of the Series A
                        preferred  shares of the  Issuer  acquired  by Vector CC
                        Holdings, SRL pursuant to the purchase agreement between
                        its  predecessor,   Vector  CC  Holdings,   L.L.C.,  and
                        Microsoft Licensing, Inc. dated March 7, 2003.

                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
                        -0-

                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        22,890,000 common shares of the Issuer assuming conversion of the remaining Series A preferred shares of the Issuer.

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,890,000 common shares of the Issuer assuming conversion of the remaining Series A preferred shares of the Issuer.

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.75% assuming conversion of the remaining 10,390,000 Series A preferred shares of the Issuer .

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                                -----------
CUSIP No. 21868Q 10 9                                                Page 4 of 9
---------------------                                                -----------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Vector Member Fund II, L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
                        -0-

                  --------------------------------------------------------------
                  8     SHARED VOTING POWER
                        22,890,000 common shares of the Issuer, comprised of 12,500,000 outstanding common shares and 10,390,000 common shares issuable upon the conversion of the remaining 10,390,000 Series A preferred shares of the Issuer.

   NUMBER OF            As of August 18, 2003, the Reporting Person is deemed to
    SHARES              own  12,500,000  common  shares  of the  Issuer  held by
 BENEFICIALLY           Vector CC Holdings, SRL. However, pursuant to Rule 13d-3
OWNED BY EACH           under the  Securities  Exchange Act of 1934, as amended,
  REPORTING             Vector CC  Holdings,  SRL may be deemed to  beneficially
 PERSON WITH            own 22,890,000 common shares of the Issuer, assuming the
                        conversion of the  remaining  10,390,000 of the Series A
                        preferred  shares of the  Issuer  acquired  by Vector CC
                        Holdings, SRL pursuant to the purchase agreement between
                        its  predecessor,   Vector  CC  Holdings,   L.L.C.,  and
                        Microsoft Licensing, Inc. dated March 7, 2003.

                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
                        -0-

                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        22,890,000 common shares of the Issuer assuming conversion of the remaining Series A preferred shares of the Issuer.

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,890,000 common shares of the Issuer assuming conversion of the remaining Series A preferred shares of the Issuer.

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.75% assuming conversion of the remaining 10,390,000 Series A preferred shares of the Issuer .

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                                -----------
CUSIP No. 21868Q 10 9                                                Page 5 of 9
---------------------                                                -----------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Vector Entrepreneur Fund II, L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
                        -0-

                  --------------------------------------------------------------
                  8     SHARED VOTING POWER
                        22,890,000 common shares of the Issuer, comprised of 12,500,000 outstanding common shares and 10,390,000 common shares issuable upon the conversion of the remaining 10,390,000 Series A preferred shares of the Issuer.

   NUMBER OF            As of August 18, 2003, the Reporting Person is deemed to
    SHARES              own  12,500,000  common  shares  of the  Issuer  held by
 BENEFICIALLY           Vector CC Holdings, SRL. However, pursuant to Rule 13d-3
OWNED BY EACH           under the  Securities  Exchange Act of 1934, as amended,
  REPORTING             Vector CC  Holdings,  SRL may be deemed to  beneficially
 PERSON WITH            own 22,890,000 common shares of the Issuer, assuming the
                        conversion of the  remaining  10,390,000 of the Series A
                        preferred  shares of the  Issuer  acquired  by Vector CC
                        Holdings, SRL pursuant to the purchase agreement between
                        its  predecessor,   Vector  CC  Holdings,   L.L.C.,  and
                        Microsoft Licensing, Inc. dated March 7, 2003.

                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
                        -0-

                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        22,890,000 common shares of the Issuer assuming conversion of the remaining Series A preferred shares of the Issuer.

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,890,000 common shares of the Issuer assuming conversion of the remaining Series A preferred shares of the Issuer.

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.75% assuming conversion of the remaining 10,390,000 Series A preferred shares of the Issuer .

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                                -----------
CUSIP No. 21868Q 10 9                                                Page 6 of 9
---------------------                                                -----------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Vector CC Holdings, SRL

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO, AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Barbados
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
                        -0-

                  --------------------------------------------------------------
                  8     SHARED VOTING POWER
                        22,890,000 common shares of the Issuer, comprised of 12,500,000 outstanding common shares and 10,390,000 common shares issuable upon the conversion of the remaining 10,390,000 Series A preferred shares of the Issuer.

   NUMBER OF            As of August 18, 2003, the Reporting Person is deemed to
    SHARES              own  12,500,000  common  shares  of the  Issuer  held by
 BENEFICIALLY           Vector CC Holdings, SRL. However, pursuant to Rule 13d-3
OWNED BY EACH           under the  Securities  Exchange Act of 1934, as amended,
  REPORTING             Vector CC  Holdings,  SRL may be deemed to  beneficially
 PERSON WITH            own 22,890,000 common shares of the Issuer, assuming the
                        conversion of the  remaining  10,390,000 of the Series A
                        preferred  shares of the  Issuer  acquired  by Vector CC
                        Holdings, SRL pursuant to the purchase agreement between
                        its  predecessor,   Vector  CC  Holdings,   L.L.C.,  and
                        Microsoft Licensing, Inc. dated March 7, 2003.

                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
                        -0-

                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        22,890,000 common shares of the Issuer assuming conversion of the remaining Series A preferred shares of the Issuer.

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,890,000 common shares of the Issuer assuming conversion of the remaining Series A preferred shares of the Issuer.

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.75% assuming conversion of the remaining 10,390,000 Series A preferred shares of the Issuer .

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
--------------------------------------------------------------------------------

---------------------                                                -----------
CUSIP No. 21868Q 10 9                                                Page 7 of 9
---------------------                                                -----------

      This Amendment No. 3, dated August 20, 2003, is filed jointly by Vector Capital Partners II, L.L.C., a Delaware limited liability company ("Vector Capital Partners II"), Vector Capital II, L.P., a Delaware limited partnership ("Vector Capital II LP"), Vector Member Fund II, L.P., a Delaware limited partnership ("Vector Member Fund II"), Vector Entrepreneur Fund II, L.P., Delaware limited partnership ("Vector Entrepreneur Fund") and Vector CC Holdings, SRL, a Barbados Society with Restricted Liability ("Vector Holdings SRL" and, together with Vector Capital Partners II, Vector Capital II LP, Vector Member Fund II and Vector Entrepreneur Fund II, the "Reporting Persons"). Capitalized terms used in this Amendment but not defined will have the meanings given to those terms in the Schedule 13D dated March 17, 2003, filed by Vector Capital Partners II, Vector Capital II LP, Vector Member Fund II, Vector Entrepreneur Fund and Vector CC Holdings, SRL's predecessor, Vector CC Holdings, L.L.C. (the "Initial Reporting Persons") (the "Initial Schedule 13D"), Amendment No. 1 dated March 26, 2003 filed by the Initial Reporting Persons ("Amendment No. 1") and Amendment No. 2 dated June 10, 2003 filed by the Initial Reporting Persons ("Amendment No. 2" and together with the Initial Schedule 13D and Amendment No. 1, the "Schedule 13D"). This Amendment hereby amends and supplements the Schedule 13D. All items not described in this Amendment remain as previously reported in the Schedule 13D.

Item 4. Purpose of Transaction

      Item 4 is hereby amended and supplemented by adding the following:

      On June 6, 2003, the Initial Reporting Persons and the Issuer issued a joint press release announcing that the Issuer and Corel Holdings, L.P., a Delaware limited partnership ("AcquisitionCo") and Vector CC Acquisitions Inc., a corporation incorporated under the laws of the Province of Ontario ("BuyerCo") had entered into an Acquisition Agreement, dated as of June 6, 2003 (the "Acquisition Agreement"), pursuant to which AcquisitionCo, BuyerCo and the Issuer will become bound by a statutory arrangement (the "Acquisition") following approval of certain security-holders of the Issuer at a special meeting of security-holders (the "Meeting"). Pursuant to the Acquisition, each common share, no par value per share, of the Issuer ("Common Share") issued and outstanding at the effective time of the Acquisition (other than the Common Shares held by the Reporting Persons or their affiliates) will be converted into
(1) one new Series B Preferred Share of the Issuer ("Series B Share") and (2) one new common share of the Issuer ("New Common Share"). Upon the closing of the Acquisition, (i) each Series B Share will be transferred to BuyerCo and (ii) each New Common Share will be transferred to AcquisitionCo, in exchange for total cash consideration of $1.05.

      On June 26, 2003 Vector CC Holdings, L.L.C. transferred jurisdiction to Barbados and continued in Barbados as Vector CC Holdings, SRL, a Barbados Society with Restricted Liability.

      On July 11, 2003 AcquisitionCo transferred and assigned all of its rights, title and interest in and to the Acquisition Agreement to Corel Holdings, L.P., a limited partnership existing under the laws of the Cayman Islands.

---------------------                                                -----------
CUSIP No. 21868Q 10 9                                                Page 8 of 9
---------------------                                                -----------

      On August 18, 2003 Vector Holdings SRL converted 12,500,000 of its 22,890,000 Series A participating convertible shares of the Issuer into an equal number of voting common shares of the Issuer and has agreed to vote those common shares, in addition to its Series A preferred shares, in favor of the transaction. Common shares voted by Vector Holdings SRL count toward achieving a quorum for the Meeting, but do not change the requirement that, in order for the arrangement to be approved, it must gain the support of a majority of the non-Vector shares voted at the Meeting. Following this conversion, Vector Holdings SRL holds 10,390,000 Series A preferred shares representing 100% of the outstanding shares of that class and 12,500,000 common shares representing 11.85% of the outstanding shares of that class (or 19.75% of the common shares assuming conversion of all remaining Series A preferred shares held by Vector Holdings SRL into common shares).

Item 7. Material to be Filed as Exhibits

      1. Joint Filing Agreement dated March 17, 2003 among Vector Capital Partners II, L.L.C., Vector Capital II, L.P., Vector Member Fund II, L.P., Vector Entrepreneur Fund II, L.P. and Vector CC Holdings, L.L.C. relating to the filing of a joint statement on Schedule 13D (incorporated by reference to Exhibit 1 to the Initial Schedule
            13D).

      2. Purchase Agreement dated March 7, 2003, between Microsoft Licensing, Inc. and Vector CC Holdings, L.L.C. (incorporated by reference to
            Exhibit 2 to the Initial Schedule 13D).

      3. Nondisclosure and Standstill Agreement by and among Corel Corporation, Vector CC Holdings, L.L.C. and Vector Capital Corporation dated March 24, 2003. (incorporated by reference to
            Exhibit 3 to Amendment No. 1).

      4. Acquisition Agreement between Corel Holdings, L.P. and Vector Acquisitions Inc. and Corel Corporation, dated as of June 6, 2003. (incorporated by reference to Exhibit 4 to Amendment No. 2).

      5. Press Release dated June 6, 2003 issued by the Issuer and Vector Capital Corporation. (incorporated by reference to Exhibit 5 to Amendment No. 2).

      6. Joint Filing Agreement dated August 20, 2003 among Vector Capital Partners II, L.L.C., Vector Capital II, L.P., Vector Member Fund II, L.P., Vector Entrepreneur Fund II, L.P. and Vector CC Holdings, SRL relating to the filing of a joint statement on Schedule 13D.

      7. Press Release dated August 19, 2003 issued by the Issuer and Vector Capital Corporation.

---------------------                                                -----------
CUSIP No. 21868Q 10 9                                                Page 9 of 9
---------------------                                                -----------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: August 20, 2003 VECTOR CC HOLDINGS, SRL


                                         By: /s/ Alexander R. Slusky
                                             -----------------------------------
                                             Name: Alexander R. Slusky
                                             Title: Manager

                                         VECTOR CAPITAL PARTNERS II, L.L.C.

                                         By: /s/ Alexander R. Slusky
                                             -----------------------------------
                                             Name: Alexander R. Slusky
                                             Title: Managing Member

                                         VECTOR CAPITAL II, L.P.
                                         By: Vector Capital Partners II, L.L.C.,
                                         its General Partner

                                         By: /s/ Alexander R. Slusky
                                             -----------------------------------
                                             Name: Alexander R. Slusky
                                             Title: Managing Member

                                         VECTOR MEMBER FUND II, L.P.
                                         By: Vector Capital Partners II, L.L.C.,
                                         its General Partner

                                         By: /s/ Alexander R. Slusky
                                             -----------------------------------
                                             Name: Alexander R. Slusky
                                             Title: Managing Member

                                         VECTOR ENTREPRENEUR FUND II, L.P.
                                         By: Vector Capital Partners II, L.L.C.,
                                         its General Partner

                                         By: /s/ Alexander R. Slusky
                                             -----------------------------------
                                             Name: Alexander R. Slusky
                                             Title: Managing Member